UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2017

Sagoon, Inc.
(Exact name of issuer as specified in its charter)

Delaware	20-5886599
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1980 Teasel Ct.
Woodbridge, VA 22192
(Full mailing address of principal executive offices)

703-762-6560
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report and our offering circular dated July 20, 2017. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

Sagoon, Inc. (the “company”) was incorporated in the State of Delaware on December 29, 2006. The company is one of the newest social media platforms on the market and enables users to connect and earn money pursuant to a revenue sharing model.

The financial statements included in this filing as of and for the six months ended June 30, 2016 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Operating Results

The company has never realized net profits and has been operating at a net loss since inception. The primary product allows for the building of social connections and the sharing of secret messages, both publicly and privately. Additionally, it provides for the organization of daily tasks and schedules and the ability to “chat” seamlessly through MoodTalk. The current features available on desktops are MyDay, Secret Sharing, MoodTalk and Contacts. The current features available on mobile devices are Secret Sharing and Contacts.

Our net revenues for the six months ended June 30, 2017 (“Interim 2017”) was $0, compared to $0 for the six months ended June 30, 2016, (“Interim 2016”). We anticipate that we will eventually generate revenue through advertising and commissions from selling gift cards and coupons.

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For Interim 2017, operating expenses were $882,912 compared with $256,321 for Interim 2016, a 244% increase. We attribute this increase primarily to the ramping up of our operations. While we increased spending on sales and marketing, and research and development, the primary component of our increased expenses was general and administrative expenses, which increased from $119,028 to $514,283 over those time periods. Included in those expenses are increased costs related to outsourced project development, salaries and wages, travel to and from India, web hosting and other related costs, advertising, etc.

As of June 30, 2017, the company had 36 full-time and part-time employees representing approximately $56,000 in monthly operating expenses.

During Interim 2017, we also recorded a one-time expense of $2,639,401 as a result of the conversion of existing notes into the Class C Common Stock of the company at a significant per share discount to what the company was selling the Class C Common Stock to third parties.

As a result of the foregoing factors and cash interest payments, our net loss for Interim 2017 was $3,593,738, compared to $288,880 for Interim 2016 an increase of 1,144%. Without the one-time expense as a result of the conversion of certain notes into Class C Common Stock, our net loss for Interim 2017 was $954,337.

Although Sagoon is not currently profitable, we believe we may reach profitability within three years based on projections. Our plan of operations over the next twelve months consists of the following:

 PRODUCT DEVELOPMENT AND SUPPORT

•	Continue development and rollout of our desktop and mobile web services applications.
•	Update and improve current services: My Day, Secret Message and MoodTalk for web desktop and mobile web.
•	Launch It’s Me - a professional and personal page.
•	Launch Social Smart Card - a shopping and gifting card.

PRODUCT INFRASTRUCTURE AND PROPRIETARY TECHNOLOGY

•	Develop robust technology infrastructure to support millions of users engaging and communicating through web desktop and mobile web.
•	Develop a robust and a scalable mobile application infrastructure to support multiple vendors’ mobile devices.
•	Develop and integrate big data structure and algorithm to support user data and communication, shopping and gifting and monetization system.

BUSINESS DEVELOPMENT, MARKETING AND OFFICE EXPANSION

•	Expand the office space in New Delhi, India and Northern Virginia, U.S.
•	Develop employee benefits package, and executive compensation package.
•	Develop partnership with retail vendors and sell channels to implement “Social Smart Card” in India and US.
•	Run events for product launch, branding and tradeshow.

NEW OFFICE CONSTRUCTION

•	Office for South Asia operations.
•	New construction in Kathmandu and New Delhi.

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We believe that we require approximately $3 million to conduct planned operations for the next 12 months. We believe that the resources we currently have at hand would permit planned operations for four months. We anticipate we may attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other debt. We cannot assure that we will have sufficient capital to finance our growth and business operations in the future or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Liquidity and Capital Resources

As of June 30, 2017, we had $826,238 of cash and cash equivalents. We believe that we will be able to conduct operations for a minimum of 4 months with our current cash on hand without regard to additional proceeds we expect to receive from the Regulation A offering.

During the six months ended June 30, 2017, the company sold 69,364 shares of Class C Common Stock for net cash proceeds of $1,457,328 to Sagoon Investments, LLC. The managing member of Sagoon Investments, LLC is Laxman Pradhan, the company’s Interim CFO.

As of June 30, 2017, we had $969,096 in total liabilities. This includes a related party note payable to our Chief Executive Officer and various shareholders in the amount of $341,823.

During the six months ended June 30, 2017 and 2016, the Chief Executive Officer contributed services with a fair market value of $12,000 and $42,000, respectively. The company determined the fair market value of the Chief Executive Officers services to be $120,000 per year. The contributed services are recorded net of amount amounts paid to the Chief Executive Officer.

The costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense. As of June 30, 2017 and December 31, 2016, the company had capitalized offering costs of $95,000 and $35,000, respectively.

The company is currently offering Class C Common Stock under Regulation A. The company has not raised any monies nor issued any shares of Class C Common Stock since July 26, 2017.

Trend Information

Our target market encompasses the world’s 2.2 billion social media users. We have a strong media reputation in South Asia. In addition, we have more than 30,000 Facebook followers globally. Thousands of people visit our site on a monthly basis. The company hasn't incurred any user acquisition costs.

The company currently has no sales and limited marketing and/or distribution capabilities. The company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the company has limited capital to devote sales and marketing.

The company's industry is characterized by rapid changes in technology and customer demands. As a result, the company's products may quickly become obsolete and unmarketable. The company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis.

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Item 2.

OTHER INFORMATION

Management of the company has assessed the requirements of the Form 1-U and determined that no other information is required to be included in this semi-annual report that would have been included in the Form 1-U.

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Item 3. Financial Statements

SAGOON, INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)

	June 30, 2017	December 31, 2016
Assets
Current assets:
Cash	$826,238	$295,383
Current assets	826,238	295,383

Property and equipment, net	13,255	14,322
Deferred offering costs	95,000	35,000
Other assets	4,520	4,520
Total assets	$939,013	$349,225

Liabilities and Stockholders' Deficit
Accounts payable	$97,425	$34,329
Accrued liabilities	91,227	83,437
Notes payable	66,949	66,949
Related party notes payable	341,823	408,279
Current liabilities	597,424	592,994

Notes payable - net of discounts of $7,828 and $10,785	292,172	538,715
Convertible debt - net of discounts of $30,500 and $37,380	79,500	72,620
Total liabilities	969,096	1,204,329

Commitments and contingencies

Stockholders' Deficit:
Class A common stock; par value $0.0001; 2,361,000 shares authorized, issued and outstanding at June 30, 2017 and December 31, 2016	236	236
Class B common stock; par value $0.0001; 1,639,000 shares authorized, 989,800 issued and outstanding at June 30, 2017 and December 31, 2016	100	100
Class C common stock; par value $0.0001; 1,000,000 shares authorized, 205,611 and 8,501 issued and outstanding at June 30, 2017 December 31, 2016	20	1
Additional paid-in capital	5,308,005	889,265
Accumulated deficit	(5,338,444)	(1,744,706)
Total stockholders' deficit	(30,083)	(855,104)
Total liabilities and stockholders' deficit	$939,013	$349,225

See accompanying notes to the consolidated financial statements.

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SAGOON, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2016

Revenues	$-	$-

Operating expenses:
General and administrative	514,283	119,028
Sales and marketing	86,630	24,559
Research and development	281,999	112,734
Total operating expenses	882,912	256,321

Operating loss	(882,912)	(256,321)

Other expense:
Interest expense	(71,425)	(32,559)
Loss on extinguishment of note payable	(2,639,401)	-
Total other expense	(2,710,826)	(32,559)

Loss before provision for income taxes	(3,593,738)	(288,880)

Provision for income taxes	-	-

Net loss	$(3,593,738)	$(288,880)

Basic and diluted net loss per common share	$(1.04)	$(0.09)
Weighted average shares outstanding - basic and diluted	3,456,154	3,360,880

See accompanying notes to the consolidated financial statements.

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SAGOON, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	For the Six Months Ended June 30, 2017	For the Six Months Ended June 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,593,738)	$(288,880)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,837	2,834
Fair value of officer services	12,000	42,000
Imputed interest on notes payable	11,273	9,818
Amortization of debt discount	9,837	-
Loss on extngushment of notes payable	2,639,401	-
Changes in operating assets and liabilities:
Accounts payable	63,096	(2,000)
Accrued liabilities	40,547	16,430
Deferred offering costs	(60,000)	-
Net cash used in operating activities	(874,747)	(219,798)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,770)	(500)
Net cash used in investing activities	(1,770)	(500)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	1,457,328	-
Proceeds from notes payable	47,000	149,500
Repayment of notes payable	(30,500)	(2,000)
Proceeds from related party notes payable	-	110,050
Repayment of related party notes payable	(66,456)	(37,500)
Net cash provided by financing activities	1,407,372	220,050

Increase in cash and cash equivalents	530,855	(248)
Cash and cash equivalents, beginning of year	295,383	29,521
Cash and cash equivalents, end of year	$826,238	$29,273

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

Non cash investing and financing activities:
Extinguishment of notes payable and accrued interest with Class C common stock	$298,757	$-

See accompanying notes to the consolidated financial statements.

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SAGOON, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1 – NATURE OF OPERATIONS

Sagoon, Inc. (the “Company”) was incorporated in the State of Delaware on December 29, 2006 (“Inception”).

The Company is one of the newest social media platforms on the market, and enables users to make a true connection, while also, thanks to a revenue sharing model with users, earning money for all the time spent on social media. Nowhere on the host of other social media platforms available on the market do users automatically receive an online shopping card that allows users to earn money, spend money and redeem coupons or gift their loved ones while they socialize.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements of Sagoon, Inc. have been prepared in accordance with Accounting Principles Generally Accepted in the United States of America ("GAAP") for interim consolidated financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company as of and for the years ended December 31, 2016 and 2015. The results of operations for the six months ended June 30, 2017 and 2016 are not necessarily indicative of the results that may be expected for the full year.

Going Concern

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. As of June 30, 2017, the Company has incurred cumulative net losses of approximately $5.3 million since inception and during the six months ended had a net loss and used cash from operation activities. The Company currently has limited liquidity, and has yet to generate revenues from operations. These factors cause substantial doubt about the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital to fund operating expenses. The Company intends to position itself so that it may be able to raise additional funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

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SAGOON, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Risks and Uncertainties

The Company has a limited operating history and has not generated revenues from our planned principal operations.

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide. These conditions include short-term and long-term interest rates, inflation, fluctuations in debt and equity capital markets and the general condition of the U.S. and world economy. A host of factors beyond the Company's control could cause fluctuations in these conditions, including the political environment and acts or threats of war or terrorism. Adverse developments in these general business and economic conditions, including through recession, downturn or otherwise, could have a material adverse effect on the Company's consolidated financial condition and the results of its operations.

The Company currently has no sales and limited marketing and/or distribution capabilities. The Company has limited experience in developing, training or managing a sales force and will incur substantial additional expenses if we decide to market any of our current and future products. Developing a marketing and sales force is also time consuming and could delay launch of our future products. In addition, the Company will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies. In addition, the Company has limited capital to devote sales and marketing.

The Company's industry is characterized by rapid changes in technology and customer demands. As a result, the Company's products may quickly become obsolete and unmarketable. The Company's future success will depend on its ability to adapt to technological advances, anticipate customer demands, develop new products and enhance our current products on a timely and cost-effective basis. Further, the Company's products must remain competitive with those of other companies with substantially greater resources. The Company may experience technical or other difficulties that could delay or prevent the development, introduction or marketing of new products or enhanced versions of existing products. Also, the Company may not be able to adapt new or enhanced products to emerging industry standards, and the Company's new products may not be favorably received. Nor may we have the capital resources to further the development of existing and/or new ones.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The carrying amounts reported in the accompanying consolidated financial statements for current assets and current liabilities approximate the fair value because of the immediate or short-term maturities of the financial instruments.

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SAGOON, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs such as quoted prices in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

As of June 30, 2017 and December 31, 2016, the Company' s cash was considered a level 1 instrument. The Company does not have any level 2 and 3 instruments.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Sagoon India Private Limited, an entity formed under the laws of the nation of India. All significant intercompany transactions have been eliminated in the consolidation.

Basic (Loss) per Common Share

Basic (loss) per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. There are no common stock equivalents as of June 30, 2017 and 2016.

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SAGOON, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	June 30, 2017	December 31, 2016
Computers and software	$25,736	$23,966
Furniture	5,000	5,000
Less: Accumulated depreciation	(17,481)	(14,644)
Property and equipment, net	$13,255	$14,322

Depreciation expense for the six months ended June 30, 2017 and 2016 was $2,837 and $2,834, respectively.

NOTE 4 - NOTES PAYABLE

From December 2014 to September 2015, a third party paid $66,949 in payroll related expenditures on behalf of the Company. Under the terms of the verbal agreement, the amounts payable to the third party incur interest at a rate of 24% per annum with the principal and interest compounding on a monthly basis. As of June 30, 2017, the Company owed principal of $66,949 and accrued interest of $40,267. As of December 31, 2016, the Company owed principal and accrued interest of $66,949 and $32,233, respectively. The Company has agreed to various repayment scenarios, however, none have been complied with. Thus, the amounts are considered due on demand.

Commencing on September 1, 2015 and through March 27, 2017, the Company borrowed a total of $296,500 and repaid $30,500 from a third party to be used in operations. Under the terms of the agreement, the note incurs interest at 8.0% per annum and is due on demand. As of December 31, 2016, the Company owed principal and accrued interest of $249,500 and $22,117, respectively. In addition, the Company provided the holder with the right to purchase future shares of common stock at a 25% discount to the then fair market value. The agreement doesn't provide for the number of shares or time table to which the right is available. On March 27, 2017, the Company issued the holder 127,746 shares of Class C common stock based upon a conversion price of $2.80 per Class C common share. The Company valued the shares at $2,938,158 based upon $23 per share, the rate to which Class C common stock was being sold to third parties at the time of conversion. The Company recorded a loss on extinguishment of $2,639,401 which represented the fair market value of the Class C common stock issued in excess of the note and accrued interest of $266,000 and $32,757 relieved, respectively. Subsequent to June 30, 2017, the managing member of third party was appointed the Company's interim Chief Financial Officer.

Commencing on October 28, 2016, the Company borrowed a total of $300,000 from a third party to be used in operations. The Company received proceeds of $288,546, net of closing costs. Under the terms of the agreement, the loan is an interest only loan and incurs interest at 12% per annum with interest due monthly and the principal due October 1, 2018. The loan is secured by real property held by the co-founder As of June 30, 2017, the Company owed principal of $300,000 and accrued interest of $23,710.. As of December 31, 2016, the Company owed principal of $300,000 and accrued interest of $5,710. The discount is being amortized using the straight-line method over the term of the note payable. During the six months ended June 30, 2017, the Company amortized $2,957 of the discount to interest expense. As of June 30, 2017 and December 31, 2016, a discount of $7,828 and $10,785, respectively, remained. The Company has reflected the note payable as long-term on the accompanying consolidated balance sheet.

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SAGOON, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Convertible Notes Payable

During the year ended December 31, 2016, the Company received proceeds of $110,000 related to issuances of convertible notes payable to five holders. The proceeds were used for operations. The convertible notes payable incur interest at 15.0% per annum, due three years from the date of issuance and convertible at $2.80 per share of Class C common stock. On the date of issuance, the Company was actively selling shares of its Class C common stock at $3.75 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $37,321 related to the beneficial conversion feature. In addition, the Company paid $5,000 in transaction costs in connection with the convertible notes payable. The discount is being amortizing using the straight-line method over the term of the convertible notes payable. During the six months ended June 30, 2017, the Company amortized $6,880 of the discount to interest expense. As of June 30, 2017 and December 31, 2016, a discount of $30,500 and $37,380, respectively, remained.

Related Party Notes Payable

Since inception the Company's Chief Executive Officer and various shareholders have funded operations through loans and personal loans received and the proceeds being remitted to the Company. For loans provided to the Company prior to December 31, 2015, most of these loans do not incur interest and are due upon demand. During the year ended December 31, 2016, the Company received $90,000 in proceeds, for which $15,000 in repayments have been made, which have interest rates varying from 8-12% per annum and maturing at various times in 2017. The remaining proceeds received in 2016 were non-interest bearing. As of June 30, 2017 and December 31, 2016, principal amounts due to the Chief Executive Officer and shareholders under these loans was $341,823 and $408,279, respectively. For the non-interest bearing loans, the Company imputed interest expense at 8.0%, the borrowing rate most likely available to them. During the six months ended June 30, 2017 and 2016, the Company recorded imputed interest expense related to these loans of $11,273 and $9,818, respectively.

NOTE 5 - STOCKHOLDERS' DEFICIT

During the six months ended June 30, 2017, the Company sold 69,364 shares of Class C common stock for net cash proceeds of $1,457,328.

During the six months ended June 30, 2017 and 2016, the Chief Executive Officer contributed services with a fair market value of $12,000 and $42,000, respectively. The Company determined the fair market value of the Chief Executive Officers services to be $120,000 per year. The contributed services are recorded net of amount amounts paid to the Chief Executive Officer.

The costs associated with the offering of shares are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense. As of June 30, 2017 and December 31, 2016, the Company had capitalized offering costs of $95,000 and $35,000, respectively.

See Note 4 for discussion related to imputed interest and notes payable converted into Class C common stock.

NOTE 6 - RELATED PARTY TRANSACTIONS

See Notes 4 and 5 for discussion of transactions with related parties.

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SAGOON, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the filing date and has determined that no events, other than those disclosed above, have occurred that would materially affect the consolidated financial statements above.

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Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description	Filed/ Furnished/ Incorporated by Reference from Form	Incorporated by Reference from Exhibit No.	Date Filed
1	Amended and Restated Underwriting and Placement Agent and Advisory Services Agreement.	1-A POS	1	June 19, 2017
2	Amended and Restated Bylaws	1-A POS	2	June 14, 2017
4	Form of Subscription Agreement	1-A/A	4	January 19, 2012
6	Investment Agreement between Sagoon, Inc. and Sagoon, LLC	1-A/A	6	January 19, 2012
8	Escrow Agreement	1-A POS	8	July 20, 2017
11	Auditors Consent	1-A POS	11	July 20, 2017
12	Opinion of KHLK LLP	1-A/A	12	January 19, 2012
13	Testing the Waters Materials	1-A/A	13	January 3, 2017

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 28, 2017.

Sagoon, Inc.

/s/ Govinda Giri

By Govinda Giri as Chief Executive Officer of Sagoon, Inc.
Date: September 28, 2017

Pursuant to the requirements of Regulation A, this report has been signed below by the following per- sons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Govinda Giri
Govinda Giri
Chief Executive Officer and Sole Director
September 28, 2017

By:	/s/ Laxman Pradhan
Laxman Pradhan, CPA
Interim Chief Financial Officer and Chief Accounting Officer
September 28, 2017

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